Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1101
(212) 818-8800
facsimile		direct dial number

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 12, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Pharma Acquisition Corp. Registration Statement on Form S-1 Filed October 23, 2014 SEC File No. 333-199558

Dear Mr. Mancuso:

On behalf of CB Pharma Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 7, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tim Buchmiller.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Fee Table

1.	Please clarify whether your references to “ordinary shares” include the shares underlying the warrants. If you do intend to include those shares, please add the appropriate registration fee.

Securities and Exchange Commission

November 12, 2014

References to ordinary shares in the fee table do not include the shares underlying the warrants. Rather, only the ordinary shares underlying the rights included in the units have been registered. We have revised the fee table to clarify the foregoing.

Prospectus Summary, page 1

2.	We note your reference to Rule 424 in your response to prior comment 5. However, we also note from your response that you will know before the registration statement is declared effective whether Nasdaq has approved your listing application. Therefore, please file an amendment before your registration statement is effective to reflect any changes to the 80% requirement regarding the use of the balance in the trust account and any other applicable changes to your disclosure if your Nasdaq application is not approved.

We will file a pre-effective amendment to the Registration Statement to reflect any necessary changes in the event the Company’s application to have its securities listed on Nasdaq is denied.

Private Placements, page 3

3.	We note your response to prior comment 9; however, the conversion rights of the dissenting public shareholders with respect to their public shares referenced in clause (B) of the second and fourth paragraphs of this section remain unclear. Please revise your disclosure to clarify into what those shares would convert.

We have revised the disclosure on pages 3, 60 and 61 of the Registration Statement as requested.

Terms of the Rights, page 7

4.	We note your revisions in response to prior comment 2. If the rights will not be exercisable if there is not a registration statement in effect covering the exercise, please highlight that issue in the prospectus summary and explain it in a risk factor.

We respectfully advise the Staff that the rights may be convertible for ordinary shares even if a registration statement is not in effect covering the conversion. For instance, the Company may be able to rely on an exemption from registration under the Securities Act of 1933, as amended, such as a Section 3(a)(9) exemption, assuming the requirements of Section 3(a)(9) are satisfied in that (i) the issuer of the rights will be the same as the issuer of the shares underlying the rights,(ii) no additional consideration from the security holder will be needed for issuance of the shares underlying the rights, (iii) the exchange will be made exclusively with existing security holders and (iv) no commission or compensation will be paid for soliciting the exchange. The determination of the availability of the 3(a)(9) exemption, or any other available exemption, will be made based on the specific facts, circumstances and structure relating to the initial business combination. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

November 12, 2014

If we are unable to consummate a business combination, page 14

5.	We note your added disclosure which indicates that funds will returned only in connection with amendments to your charter that extend the time period for the initial business combination. If you can amend your charter to remove or revise other provisions before the initial business combination without returning shareholder funds, please say so clearly in an appropriate risk factor.

We have revised the disclosure on page 14 of the Registration Statement to clarify that funds will be returned to a dissenting investor with respect to any amendment relating to the Company’s pre-business combination activities prior to the consummation of such a business combination. Accordingly, we respectfully do not believe additional risk factor language is necessary.

Our officers’ and directors’ personal and financial interests may influence their motivation, page 20

6.	We note that, in response to prior comment 19, you added disclosure that shareholders “might have a claim” and cross referenced disclosure indicating that Cayman Islands law provides that claims usually may not be brought by a shareholder unless the individual rights of the shareholder are infringed. However, it remains unclear whether the claims that you mention in this risk factor are ones that Cayman Islands law recognizes as infringing shareholder rights. Please revise for clarity.

We have revised the disclosure on page 20 of the Registration Statement as requested.

In connection with any shareholder meeting called to approve…, page 22

7.	We note from your disclosure in response to prior comment 20 that you are required to provide at least five days’ advance notice of any shareholder meeting. We also note your disclosure that you have been advised that it takes a “short time” to deliver shares through the DWAC System and that there may be some uncertainty as to that timing. Please disclose in an appropriate risk factor, if true, that some investors might not actually receive the notice of the meeting and the ability to convert in time to exercise their voting and conversion rights within the five-day period. Also, please (1) provide us your analysis of whether you must file the consent of the person who provided you the advice about the “short time,” and (2) prominently highlight in your prospectus summary of the conversion rights that investors might be unable to exercise those rights due to the five-day period.

Securities and Exchange Commission

November 12, 2014

We first wish to advise the Staff that the Company has revised its memorandum and articles of association such that at least ten days’ advance notice is required for any shareholder meeting and have revised the disclosure in the Registration Statement accordingly.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 22 and 23 of the Registration Statement as requested.

With respect to clause (1) of the second part of the Staff’s comment, we advise the Staff that the persons who provided the Company with such advice were representatives of the Company’s transfer agent and not someone whose consent is required pursuant to Item 601 of Regulation S-K.

With respect to clause (2) of the second part of the Staff’s comment, we have revised the disclosure on page 11 of the Registration Statement as requested.

Because we are incorporated under the laws of the Cayman Islands, page 26

8.	We will continue to evaluate your response to prior comment 22 when you file the exhibit mentioned in that response. Likewise, we will continue to evaluate your response to prior comment 41 when you file the agreement that governs the protections described in your prospectus, including the agreement mentioned in the last paragraph on page 3.

The Staff’s comment is duly noted.

Use of Proceeds, page 31

9.	We note your disclosure on page 33 in response to prior comment 24 that the use of proceeds to pay the 4% fee to the underwriter will not reduce the amount available to holders who convert their shares. The basis of this statement is unclear. If you need to retain the $5,000,001 that you disclose on page 2, it appears that your obligation to pay the 4% fee reduces that number of shareholders that can convert their shares in connection with any successful business combination. Please clarify, and include the 4% fee in the table on page 31.

We have revised the disclosure on pages 31 and 33 as requested.

Management Operating and Investing Experience, page 41

10.	From your response to prior comment 7, it is unclear why you believe your disclosure here and on pages 52-53 regarding your management’s operating and investment experience allowing you to “execute an attractive business combination” is balanced. For example, if the company surviving the Paramount Acquisition business combination was unprofitable in periods shortly after the transaction, in less than two years stopped complying with its reporting obligations, and in less than three years after the transaction filed a bankruptcy petition, it is unclear why you believe that information need not be disclosed. Likewise, we note that you continue to suggest on page 52 that your director successfully financed Keryx, but do not mention issues like its losses. Please revise as appropriate, including on page 3.

Securities and Exchange Commission

November 12, 2014

We have revised the disclosure on pages 3, 41 and 52 of the Registration Statement as requested.

Shareholders May Not Have the Ability to Approve an Initial Business Combination, page 45

11.	We note your response to prior comment 12 and your disclosure that you would be required to conduct a tender offer if you satisfied the definition of a foreign private issuer and “sought to avail [yourself] of such provisions.” Please provide us your analysis of why you believe whether you seek to “avail [yourself] of such provisions” affects whether you must conduct a tender offer.

We have revised the disclosure on page 45 of the Registration Statement to clarify that the Company will be required to conduct a tender offer if it is at any time deemed to be a foreign private issuer, rather than if the Company seeks to avail itself of such provisions.

Conversion/Tender Rights, page 45

12.	From your revisions in response to prior comment 32, it is unclear whether you will determine the “pro rata” per share portion of the trust based on the number of then outstanding shares sold in this offering (1) excluding any such shares then held by your initial shareholders or (2) including such shares held by those initial shareholders. Please revise to clarify.

We have revised the disclosure on page 45 of the Registration Statement as requested.

Conflicts of Interest, page 55

13.	Please tell us why you have not updated this section to reflect Coronado Biosciences’ October 8, 2014 announcement regarding its new subsidiary formed to acquire and license dermatology products.

We have revised the disclosure on page 57 of the Registration Statement to reflect such newly formed subsidiary.

Securities and Exchange Commission

November 12, 2014

Redeemable Warrants, page 64

14.	Given your response to prior comment 10 that you have only one class of warrants, please revise your description of the warrants to remove the implication that you will have multiple classes. For example, we note your reference to “private warrants” and “public warrants.” Instead, this section should describe the terms of the one class of warrants that you will be issuing. In an appropriate separately captioned section of your document, you should disclose the agreements that you have made or will make with specific groups of investors that require you to treat the warrants they hold in a manner that differs from the warrant terms. Include, for example, your apparent agreement to treat the termination provision differently as mentioned in the last paragraph on page 81. Also, file the agreements as exhibits to the registration statement.

We have revised the disclosure on pages 65, 66 and 67 of the Registration Statement and filed the agreements as exhibits as requested.

15.	From your response to prior comment 40 and your disclosure that the warrant provision would be effective at the “sole option and discretion” of the holder, it appears that the provision would not have any effect on the holder’s beneficial ownership for purposes of Section 13 or 16 of the Exchange Act. Please tell us the purpose of the provision and how you believe it achieves that purpose. In your response, please cite with specificity all authority on which you rely.

We respectfully advise the Staff that the purpose of the above-referenced provision, which is set forth in Section 3.3.5 of the form of Warrant Agreement, which has been filed as Exhibit 4.6 with Amendment No. 1, is to accommodate investors that may have ownership limitations that restrict their ability to invest in a company and beneficially own more than a certain percentage of its stock.

Pursuant to Section 3.3.5 of the form of Warrant Agreement, if a holder of a warrant makes the election to be subject to the provisions of such section, the Warrant Agent is not permitted to effect an exercise of such holder’s warrants, and such holder shall not have the right to exercise such warrants, to the extent that after giving effect to such exercise, the holder would exceed the maximum percentage. Once an election has been made by the holder, such holder may increase or decrease the maximum percentage applicable to such holder by providing written notice to the Company and Warrant Agent provided that such increase or decrease will not take effect until the sixty-first (61st) day after such notice is delivered.

If exercised by a holder, the foregoing provision limits an investor’s beneficial ownership of the shares underlying the Company’s warrant which are included in the units being sold in this offering because the transfer agent is not permitted to issue the shares underlying the warrants to such investor. As a result, if an investor wishes to purchase units in this offering but is restricted from owning more than 9.8% of a company’s shares, it could exercise its rights under the foregoing provision and not be in violation of its internal ownership limitations.

Securities and Exchange Commission

November 12, 2014

The foregoing type of provision is similar to conversion caps that the Commission has indicated are a valid means to limit beneficial ownership (see for instance Brief of the Securities and Exchange Commission, Amicus Curiae in Levy v. Southbrook International Investments, Ltd.] [Sep. 14, 2009]). The Commission has stated that factors that may indicate a cap or limitation is binding include whether it is provided in the issuer’s governing instruments or is the product of bona fide negotiations between parties. Here, the provision is included in the Warrant Agreement governing the warrants and was included as a result of prior discussions with investors of other similarly structured blank check companies.

Accordingly, we respectfully believe such provision effectively accomplishes its goal of limiting a holder’s beneficial ownership.

Rights, page 66

16.	Please disclose the length of time that investors will have to comply with the obligation to affirmatively convert the rights. Also, tell us whether the rights will provide for adjustment of the conversion rate if events that cause the redeemable warrants to be adjusted occur during the period that you provide investors to affirmatively convert the rights.

With respect to the first part of the Staff’s comment, there is no length of time within which an investor must affirmatively elect to convert the rights. However, until a holder does affirmatively elect to convert its rights, the right certificates held by such holder will not represent the ordinary shares they are convertible for but instead will simply represent the right to receive such ordinary shares. We have revised the disclosure on page 67 to reflect the foregoing as requested.

With respect to the second part of the Staff’s comment, we direct the Staff to Section 4.5 of the Rights Agreement, a copy of which is being filed as Exhibit 4.5 with Amendment No. 1, which provides for adjustments of the shares underlying the rights.

Taxation, page 72

17.	It is unclear where you made revisions that address the issue raised in prior comment 43. Please reconcile your statement in the first sentence of the last paragraph on page 73 that you have disclosed a summary of the federal income tax consequences of the acquisition, ownership and disposition of your securities with your statement in the second sentence of that paragraph that you have not provided any representation as to the tax consequences of the acquisition, ownership and disposition of your securities. Please also revise your related disclosure in the first paragraph under “General” on page 72.

We have revised the disclosure on pages 73 and 74 as requested.

Securities and Exchange Commission

November 12, 2014

Backup Withholding, page 79

18.	It is unclear how your disclosure on page 76 addresses the concern in prior comment 44. Please clarify whether you will withhold the disclosed 28% from the amount that you will pay upon conversion of a public share into a shareholder’s interest in the trust account.

We have revised the disclosure on pages 77 and 78 of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Lindsay A. Rosenwald, M.D.